Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

Merrill Lynch Global Metals & Mining Conference

Alcoa – The Momentum Continues

Dublin, Ireland 10 May 2007

Alain J. P. Belda

Chairman and Chief Executive Officer

Momentum Continues

Bloomberg ROC Trailing 12 Months

Including Growth Capex

14% 12% 10% 8% 6%

1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07

7.8% 8.3% 8.3% 8.3% 9.7% 11.2% 12.2% 13.2% 12.7%

Bloomberg ROC Trailing 12 Months

Excluding Growth Capex

16% 14% 12% 10% 8% 6%

1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07

8.4% 9.2% 9.3% 9.5% 11.2% 12.8% 14.1% 16.2% 15.6%

Cash from Operations

$ Million

$1,200

$1,000

$800

$600

$400

$200

$0

($200)

($400)

1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07

(239) 383 493 1,039 (213) 699 748 1,333 527

Momentum Builders

Record 2006 Financial Performance

Disciplined Capital Management

Debt restructuring

2007 peak capital spending year

Shareholder return initiatives

Momentum Builders

Realization of the Growth Projects

Pinjarra refinery expansion

50% aerospace capacity increase

Russia and China rolling assets

Sao Luis refinery expansion

Juruti bauxite mine development

Iceland smelter

Momentum Builders

Continued Improvement in Downstream Performance

Consistent quarter over quarter improvement

Proprietary technology and unique equipment

Continued new product development

Significant investments in productive assets

Unique and proprietary products for growing end markets

North American Rolled Products

Revenue

250% 200% 150% 100% 50% 0%

‘02 ‘03 ‘04 ‘05 ‘06 ‘07 Q1 Annualized

100% 99% 112% 169% 199% 221%

2002 versus 1st Quarter 2007 Annualized

Annualized revenue up 121%

Higher volumes and improved customer mix

Profit After Tax Growth up 130%

250% 200% 150% 100% 50% 0%

‘02 ‘03 ‘04 ‘05 ‘06 ‘07 Q1 Annualized

100% 86% 79% 163% 179% 233%

Alcoa Power and Propulsion

Total Revenue

(Indexed 2003 = 100)

160 140 120 100 80 60 40 20 0

‘03 ‘04 ‘05 ‘06

13% CAGR

Operating Margin % of Revenue

(Indexed 2003=100)

200 180 160 140 120 100 80 60 40 20 0

‘03 ‘04 ‘05 ‘06 ‘07 Q1

87% Improvement

Revenue continues to grow

Q1 ‘07 up 10% vs. Q1 ‘06

Howmet aerospace sales up 52% since 2003

Well positioned on major engine programs

Share gains on high growth engines

Capturing growth in spares market

Incremental margin improving

Q1 ‘07 Operating Margin $ up 41% on a 10% increase in sales vs. Q1 ‘06

Offsetting pass through of escalating metal prices

Significant productivity gains via ABS

Q1’ 07 up 8% vs. Q1 ‘06

Alcoa Fastening Systems

Revenue

Indexed 2003=100

200 150 100 50 0

2003 2004 2005 2006

15% CAGR

Net Margin

Indexed 2003=100

300 200 100 0

2003 2004 2005 2006

Organic Growth Driven By:

Leadership Position in Fastening Systems Innovation & Development

Share Gain

Market Positioning

Profitability Growth Driven By:

Realignment of Manufacturing Facilities

Product Mix Enrichment

Productivity through ABS Deployment

Productivity through Advanced Technology

Raw Material & Energy Cost inflation passed on in pricing

Momentum Builders

Continued Portfolio Management

Sale of Alcoa Home Exteriors

Creation of a soft alloy extrusions joint venture

November 2006 downstream restructuring

Exploration of disposition of packaging assets

Strategic review of selected automotive businesses

Offer for Alcan

A Winning Strategic Combination

Creates the premier fully integrated aluminum company

Enhanced cash flow and $1 billion in annual synergies

Significant scale to compete in a changing environment

Optimized portfolio of upstream assets

Enhanced capacity for growth

Strong technology, operations and talent

Shared values and commitment to sustainability

Evolving Competitive Landscape

Industry Fundamentals

Aluminum consumption projected to double over 15 years

Emerging global competitors in Russia, China, India and the Middle East

Scale required to maintain competitiveness

Evolving end markets demanding product innovation

Keys to Success

Access to quality bauxite and alumina

Access to long-term, low cost energy

Innovation through world-class technology and R&D

Proven commitment to sustainability

Alcoa / Alcan well positioned to compete with large global peers and deliver profitable growth

Transforming Alumina Landscape

Significant Growth in the East

Alumina Capacity

1998

Total Market: 53 MMT

31%

Alcoa 23.2%

Reynolds 5.7%

Inespal 2.1%

China 6.8%

CIS 10.8%

E. Europe 3.9%

India 2.8%

South America 5.8%

Hydro 1%

VAW 1%

Comalco 3%

Other W. World 15%

Billiton 3.4%

16%

Alcan 9.8%

Pechiney 3.5%

Alusuisse 2.3%

2006

Total Market: 79 MMT

22%

Other China 9.8%

Alcoa 19.8%

Alcan 8.3%

BHP Billiton 5.6%

Hydro 2%

RTZ Comalco 4%

Other W. World 10%

CIS/E. Europe 5.1%

India 3.2%

South America 6.5%

Rusal 13.2%

Chalco 12.1%

Source: CRU Note: Percentages may not add to 100%

Transforming Aluminum Landscape

Significant Growth in the East

Aluminum Capacity

1998

Total Market: 25 MMT

18%

Reynolds 4.5%

Alumax 2.8%

Inespal 1.4%

China 10.4%

CIS 14.9%

E. Europe 1.9%

Middle East 3.6%

Hydro 3%

VAW 2%

Comalco 3%

Other W. World 29%

11%

Billiton 4.2%

Alusuisse 1.1%

Pechiney 3.3%

Alcan 6.7%

Alcoa 8.9%

2006

Total Market: 39 MMT

30%

Other China

21.0%

Alcoa 10.9%

Alcan 9.4%

BHP Billito 3.5%

Hydro 4%

RTZ Comalco 2%

Other W. World 16%

CIS/E. Europe 2.8%

India 2.1%

Middle East 4.2%

South America 3.9%

Rusal 10.3%

Chalco 9.2%

World-Class Bauxite & Alumina Franchise

Alumina Refinery Cash Costs ($/MT)

Alcan Average 38th Percentile

Alcoa Average 66th Percentile

2006 Cost Curve

450 400 350 300 250 200 150 100 500 0

10,000 20,000 30,000 40,000 50,000 60,000 70,000

Worldwide Production—000 MT

2006 Refining Capacity (kMT)

25,000 20,000 15,000 10,000 5,000 0

21,524 16,490 15,617 6,926 10,443 5,907 9,564 4,448 2,930 2,269

Alcoa/Alcan China Chalco Alcoa UC Rusal Other China Alcan BHP Rio CVRD

Global supplier with premier facilities

Low cost production base—majority of production in bottom half of cost curve

Best in class operational expertise and technology

Investing in high return growth projects

Bauxite & Alumina

2006 ($Millions)

Total Revenue

4,929 3,845

EBITDA

1,670 609

Combined

8,774 2,279

Source: CRU full operating cost, Alcoa analysis; Company filings

Attractive Smelter Portfolio

Aluminum Smelter Cash Costs ($/MT)

Alcoa Average 51st Percentile

Alcan Average 34th Percentile

2006 Cost Curve

3,000 2,800 2,600 2,400 2,200 2,000 1,800 1,600 1,400 1,200 1,000 0

5,000 10,000 15,000 20,000 25,000 30,000

Worldwide Production—000 MT

2006 Smelting Capacity (kMT)

11,630 7,788 8,096 4,370 3,985 3,418 1,683 3,534 1,364 855 853 771

14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

China Alcoa/Alcan Chalco Alcoa UCRusal Other China Alcan Hydro BHP Alba Rio Dubal

Global supplier with premier facilities

Low cost production base

Best in class operational expertise and technology

88% of power requirement self-generated or under long-term contracts

Investing in high return growth projects

Primary Metals

2006 ($Millions)

Combined

23,526 5,843

Total Revenue 12,379 11,147

EBITDA 2,881 2,962

Source: CRU full operating cost, Alcoa analysis; Company filings

Access to Long-Term, Low Cost Energy

Alcoa – Type

Short-term

Self-generation

18% 21% 61%

Long-term

Alcan—Type

Short-term

Self-generation

5% 50% 45%

Long-term

Alcoa/Alcan—Type

Short-term

Self-generation

12% 34% 54%

Long-term

Alcoa/Alcan—Source

46% Other

54% Hydro

34% power self-generated; 54% under long-term contract

54% of power from renewable hydro

Source: Company filings and reports; CRU; Alcoa analysis

Global Growth Opportunities

North Iceland Isal Kitimat Quebec Ningxia Saudi Arabia Jamalco Guinea

Trinidad Sohar I Vietnam Ghana Sohar II Suriname Brunei Juruti Sao Luis

Alcoa Gove Madagascar Alcan Shared Coega Wagerup Refinery Victoria Ops

Smelter Mine

Source: Company filings and press releases

Increased Commitment to Canada

The Global Primary Products business headquartered in Montreal will be one of the largest companies in Canada

Dual headquarters in Montreal and New York

Strategic management functions in each city

Significant Canadian Board representation

Alumina and Primary Metals business based in Montreal

Would be the largest aluminum company in the World

$32.3 billion in total revenue

38,000 employees operating in 29 countries

Headquarters of Global Growth group – decision-making centered in Quebec

Quebec becomes center of aluminum innovation

Alcan AP50 carbon smelting technology at the Complexe Jonquiere

Alcoa post carbon “inert anode” technology pilot deployment in Quebec

Corporate Presence

Global Business

R&D Center

Regulatory Approvals

The industry has changed significantly with emerging global players in Russia, China, India and the Middle East who are quickly expanding and adding capacity

We have carefully considered the regulatory approvals

We are prepared to make the necessary targeted divestitures in the appropriate industry segments

We are already in contact with several regulatory agencies

We are confident that the transaction will be approved

Shareholder Value Creation

For Alcoa Shareholders

EPS accretive within first year

Cash flow per share accretive within first year

$1 billion in synergies

Greater linkage to a strong aluminum market

Increased profitable growth opportunities

Improved risk profile

For Alcan Shareholders

Immediate realization of significant premium

Compelling cash value up front

Participate in value creation through achieved synergies

Ownership in the industry leader

History of Successful Integration and Synergy Realization

(US$ in mm)

Alcoa Acquisitions

Alumax

Size: $3,800 Revenue: $3,004 Synergies: $110 % of Revenue: 3.7%

Reynolds

Size: $5,900 Revenue: $5,047 Synergies: $288 % of Revenue: 5.7%

Cordant

Size: $3,300 Revenue: $2,541 Synergies: $141 % of Revenue: 5.6%

Fairchild

Size: $650 Revenue: $571 Synergies: $67 % of Revenue: 11.7%

Ivex

Size: $790 Revenue: $643 Synergies: $34 % of Revenue: 5.3%

Alcan

Size: $ 33,200

Revenue: $ 23,641

Synergies: $ 1,000

% of Revenue: 4.2%

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Algroup

Size: $4,500 Revenue: $5,146 Synergies: $200 % of Revenue: 3.9%

Pechiney

Size: $6,400 Revenue: $12,766 Synergies: $400 % of Revenue: 3.1%

Alcan Acquisitions

Note: % of sales represents synergies achieved as % of last twelve months revenue at time of transaction Note: Size represents transaction size Source: Company filings and press releases

A Winning Strategic Combination

Creates the premier fully integrated aluminum company

Enhanced cash flow and $1 billion in annual synergies

Significant scale to compete in a changing environment

Optimized portfolio of upstream assets

Enhanced capacity for growth

Strong technology, operations and talent

Shared values and commitment to sustainability

ALCOA

Forward-Looking Statements

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Forward-Looking Statements

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following: •Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets; •Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted; •The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials; •Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results; •Alcoa and/or the combined company may not be able to successfully implement its growth strategy; •Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates; •Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates; •Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive; •Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers; •Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives; •Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives; •Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws; •Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions; •Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and •Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Where to Find Additional Information

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR

SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French). While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

Appendix

The Proposed Transaction

Offer

US$58.60 per share in cash and 0.4108 of a share of Alcoa common stock (1)

Total value of US$73.25 per share (2)

80% cash / 20% stock y

Premium

32% premium to Alcan’s 30-day average trading price(3)

20% premium to Alcan’s closing price on May 4th 2007(3)

Key Conditions

66-2/3% of Alcan shares tendered

Customary government and regulatory approvals

Financing

Fully committed bridge loan facility

Committed to maintain investment grade status

Listings

Additional listing planned for the Toronto Stock Exchange

Timing

We are in contact with the regulatory authorities

Targeting completion by year end 2007

(1)	Alcoa will deliver C$ at closing at then current exchange rates to shareholders electing to receive C$.
(2)	Based on Alcoa share price of $35.66 as of May 4th 2007
(3)	Based on NYSE closing prices

$1 Billion of Defined & Achievable Synergies

$1 billion annual pre-tax synergies

Includes overhead, manufacturing process optimization and procurement

Phased in over 3 years

One-time implementation costs approximately $1 billion

Overhead 40%

Manufacturing 40%

Procurement 20%

Type

Manufacturing Process Optimization

Overhead Productivity

Procurement

Total Synergies

Value ($mm)

$400 $400 $200 $1,000

Comments

Supply chain / logistics efficiencies

Manufacturing overhead optimization

Cross-Deployment of best practices

Eliminate redundant overhead costs

Complementary technology

Direct materials

Indirect materials

Leverage expertise from both companies to create more efficient combined company